UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO /A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)
Dreyer’s Grand Ice Cream Holdings, Inc.
(Name of Subject Company (issuer))
Dreyer’s Grand Ice Cream Holdings, Inc.
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Class A Callable Puttable Common Stock, par value $0.01 per Share
(Title of Class of Securities)
261877104
(CUSIP Number of Class of Securities)
Mark LeHocky, Esq.
Vice President and General Counsel
Dreyer’s Grand Ice Cream Holdings, Inc.
5929 College Avenue
Oakland California 94618
(510) 652-8187
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
Joe C. Sorenson, Esq.
Edward H. Batts, Esq.
DLA Piper Rudnick Gray Cary US LLP
2000 University Avenue
East Palo Alto, California 94303
(650) 833-2000
Calculation of Filing Fee:

Transaction valuation(1)	Amount of filing fee(2)
$2,638,466,300.70	$310,547.48

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding shares of Dreyer’s Grand Ice Cream Holdings, Inc. Class A Callable Puttable Common Stock, par value $0.01 (the “Shares”), not beneficially owned by Nestlé S.A. or its subsidiaries (“Nestlé”) at a purchase price of $83.10 per Share, in cash. As of November 21, 2005, there were 31,750,497 outstanding Shares on a fully diluted basis (treating as outstanding, options subject to issuance at $83.10 or less) not beneficially owned by Nestlé.

(2)	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 issued by the Securities and Exchange Commission on December 9, 2004. Such fee is equal to 0.01177 percent of the value of the transaction.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$310,547.48
Form or Registration No.:	Schedule TO
Filing Party:	Nestlé S.A., CIK#0000792990
Date Filed:	November 22, 2005
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
      ☐ third-party tender offer subject to Rule 14d-1.
      ☑ issuer tender offer subject to Rule 13e-4.
      ☑ going-private transaction subject to Rule 13e-3.
      ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
      This filing relates to certain provisions set forth in the Restated Certificate of Incorporation (the “Restated Certificate”) of Dreyer’s Grand Ice Cream Holdings, Inc. (“Dreyer’s”) under which the holders of Class A Callable Puttable Common Stock (the “Class A Shares”) of Dreyer’s have the right to require Dreyer’s to purchase the Class A Shares during certain periods specified in the Restated Certificate. The tender offer which is contemplated by this filing commenced on December 1, 2005.
Item 1. Summary Term Sheet
      Reference is made to the information set forth under Summary Term Sheet and Questions and Answers About the Put Right in the Notice of Put Right attached hereto as Exhibit (a)(1)(i), which is incorporated herein by reference.
Item 2. Subject Company Information
      (a) Reference is made to the information set forth under Certain Information Concerning Dreyer’s in the Notice of Put Right, which is incorporated herein by reference.
      The information set forth in Appendix B, Security Ownership of Management, is revised as follows: On November 29, 2005, T. Gary Rogers, Dreyer’s Chief Executive Officer and Chairman of the Board of Directors, gifted 130,200 Class A Shares to a third party. Following that gift, Mr. Rogers continues to beneficially own 675,513 Class A Shares, representing 2.16% of outstanding Class A Shares as calculated in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.
      (b) Reference is made to the information set forth under Background of Dreyer’s in the Notice of Put Right, which is incorporated herein by reference.
      (c) Reference is made to the information set forth under Certain Information Concerning Dreyer’s — Price Range of Class A Shares; Dividends in the Notice of Put Right, which is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
      (a) Reference is made to the information set forth under Certain Information Concerning Dreyer’s in the Notice of Put Right, which is incorporated herein by reference.

Item 4. Terms of the Transaction
      (a) Reference is made to the information set forth under Summary Term Sheet, Background of Dreyer’s, Special Factors, The Put Right, Miscellaneous Provisions Related to the Put Right, the Call Right and a Triggering Event, Procedures for Exercising the Put Right, and Treatment of Special Categories of Dreyer’s Securities in the Notice of Put Right, which is incorporated herein by reference.
      (b) Dreyer’s, after making reasonable inquiry of its executive officers, directors and affiliates, has been informed by the following directors and executive officers that they intend to exercise the Put Right and cause Dreyer’s to purchase their Class A Shares:

Name	Title

T. Gary Rogers Jan L. Booth William F. Cronk, III Timothy F. Kahn Thomas M. Delaplane J. Tyler Johnston William R. Oldenburg	Chairman of the Board and Chief Executive Officer Director Director Executive Vice President and Chief Operating Officer Executive Vice President — Sales Executive Vice President — Marketing Executive Vice President — Operations
Item 5. Past Contacts, Transactions, Negotiations and Agreements
      (a) Reference is made to the information set forth under Special Factors —Going Private Rules, —Background of Nestlé’s Investment in Dreyer’s and —Purpose of the Put Right and Nestlé’s Plans for Dreyer’s and Schedule A (“Information Concerning —the Executive Officers and Directors of Nestlé”) in the Notice of Put Right, which is incorporated herein by reference.
      (b) Reference is made to the information set forth under Special Factors —Going Private Rules, —Background of Nestlé’s Investment in Dreyer’s and —Purpose of the Put Right and Nestlé’s Plans for Dreyer’s and Schedule A (“Information Concerning the Executive Officers and Directors of Nestlé”) in the Notice of Put Right, which is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals
      (a) and (c) (1) — (7) Reference is made to the information set forth under Background of Dreyer’s, Special Factors —Going Private Rules, —Background of Nestlé’s Investment in Dreyer’s, —Purpose of the Put Right and Nestlé’s Plans for Dreyer’s and —Certain Effects of the Exercise of the Put Right and Certain Legal Matters —Short Form Merger Appraisal Rights in the Notice of Put Right, which is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration
      (a) and (b) Reference is made to the information set forth under Source and Amount of Funds in the Notice of Put Right, which is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company
      (a) and (b) Reference is made to the information set forth under Special Factors — Background of Nestlé’s Investment in Dreyer’s in the Notice of Put Right, which is incorporated herein by reference.
Item 9. Persons/ Assets, Retained, Employed, Compensated or Used
      (a) Reference is made to the information set forth under Fees and Expenses; Persons Used in the Notice of Put Right, which is incorporated by reference.
      (b) Reference is made to the information set forth under Fees and Expenses; Persons Used in the Notice of Put Right, which is incorporated by reference.

Item 10. Financial Statements
      (a) Reference is made to the information set forth under Certain Information Concerning Dreyer’s in the Notice of Put Right, which is incorporated by reference.
      (b) Reference is made to the information set forth under Certain Information Concerning Dreyer’s in the Notice of Put Right, which is incorporated by reference.
Item 11. Additional Information
      (a)(1) None.
      (a)(2) Reference is made to the information under The Put Right, Procedures for Exercising the Put Right, Treatment of Special Categories of Dreyer’s Securities, Fees and Expenses; Persons Used and Certain Legal Matters in the Notice of Put Right, which is incorporated herein by reference.
      (a)(3) Reference is made to the information set forth under Certain Legal Matters — Antitrust Compliance and State Takeover Laws in the Notice of Put Right, which is incorporated herein by reference.
      (a)(4) None.
      (a)(5) None.
      (b) Reference is made to the Letter of Transmittal, which is incorporated herein by reference.
Item 12. Exhibits
      (a)(1)(i) Notice of Put Right dated December 1, 2005.
      (a)(1)(ii) Letter of Transmittal.
      (a)(1)(iii) Notice of Guaranteed Delivery.
      (a)(1)(iv) Substitute W-9 Guidelines.
      (a)(1)(v) Summary Advertisement as published on December 1, 2005.
      (a)(1)(vi) Press Release dated November 22, 2005.
      (b) None.
      (c)(i) Opinion of Merrill Lynch & Co. dated November 3, 2005.
      (c)(ii) Presentation to the Board of Directors of Dreyer’s Grand Ice Cream Holdings, Inc. Regarding Fairness of the Put Price of Class A Shares by Merrill Lynch & Co. on November 3, 2005.
      (d)(i) Governance Agreement dated as of June 26, 2003 by and among Nestlé Holdings, Inc., Nestlé, S.A. and Dreyer’s Grand Ice Cream Holdings, Inc., and Amendment No. 1 thereto.
      (d)(ii) Restated Certificate of Incorporation of Dreyer’s Grand Ice Cream Holdings, Inc.
      (d)(iii) Amended and Restated Sublicense Agreement for Other Pillsbury Proprietary Information, dated as of September 1, 2002, by and between Nestlé USA — Prepared Foods Division, Inc. and Nestlé Ice Cream Company, LLC.
      (d)(iv) Amended and Restated Sublicense Agreement for Pillsbury Trademarks and Technology, dated as of September 1, 2002, by and among Société des Produits Nestlé S.A., Nestec Ltd. and Nestlé Ice Cream Company, LLC.
      (d)(v) Amended and Restated Other Nestlé USA Proprietary Information License Agreement, dated September 1, 2002, by and between Nestlé USA, — Prepared Foods Division, Inc. and Nestlé Ice Cream Company, LLC.
      (d)(vi) Amended and Restated Trademark/ Technology License Agreement, dated September 1, 2002, by and among Nestlé S.A., Nestec Ltd., Société des Produits Nestlé S.A., and Nestlé Ice Cream Company, LLC.

      (d)(vii) Nestlé S.A. — Dreyer’s Grand Ice Cream Holdings, Inc. Bridge Loan Facility for up to USD 400 million dated June 11, 2003, as amended on October 22, 2003, March 23, 2004, June 26, 2004, December 6, 2004 and May 23, 2005 (which increased the amount of the facility to USD 700 million).
      (d)(viii) Demand Loan Facility dated May 24, 2004, by and between Nestlé Capital Corporation and Dreyer’s Grand Ice Cream Holdings, Inc. for up to USD 50 million, with Assignment by Nestlé S.A. to Nestlé Capital Corporation of a portion of its rights and obligations under the Bridge Loan Facility dated June 11, 2003, as amended.
      (e) None.
      (f) None.
      (g) None.
      (h) None.
Item 13. Information Required by Schedule 13E-3
Item 2. Subject Company Information
      (d) Reference is made to the information set forth under Certain Information Concerning Dreyer’s — Price Range of Class A Shares; Dividends in the Notice of Put Right, which is incorporated herein by reference.
      (e) Not applicable.
      (f) Not applicable.
Item 4. Terms of the Transaction
      (c) None.
      (d) Reference is made to the information set forth under Special Factors — Going Private Rules and Certain Legal Matters — Short Form Merger Appraisal Rights in the Notice of Put Right, which is incorporated herein by reference.
      (e) None.
      (f) Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
      (c) Reference is made to the information set forth under Background of Dreyer’s and Special Factors  — Background of Nestlé’s Investment in Dreyer’s in the Notice of Put Right, which is incorporated herein by reference.
      (e) Reference is made to the information set forth under Background of Dreyer’s, The Put Right and Special Factors — Background of Nestlé’s Investment in Dreyer’s in the Notice of Put Right, which is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals
      (b) Reference is made to the information set forth under Special Factors  — Purpose of the Put Right and Nestlé’s Plans for Dreyer’s and — Certain Effects of the Exercise of the Put Right and the Short Form Merger in the Notice of Put Right, which is incorporated herein by reference.
      (c)(8) Reference is made to the information set forth under Special Factors — Certain Effects of the Exercise of the Put Right in the Notice of Put Right, which is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects
      (a), (b) and (c) Reference is made to the information set forth under Background of Dreyer’s, The Put Right, Special Factors — Background of Nestlé’s Investment in Dreyer’s, — Purpose of the Put Right and Nestlé’s Plans for Dreyer’s, — Certain Effects of the Exercise of the Put Right and  — Nestlé’s and Dreyer’s Positions Regarding the Fairness of the Put Right in the Notice of Put Right, which is incorporated herein by reference.
      (d) Reference is made to the information set forth under Special Factors  — Going Private Rules and  — Certain Effects of the Exercise of the Put Right and Certain Legal Matters — Short Form Merger Appraisal Rights in the Notice of Put Right, which is incorporated herein by reference.
Item 8. Fairness of the Transaction
      (a), (b), (c), (d), (e) and (f) Reference is made to the information set forth under Background of Dreyer’s, and Special Factors — Background of Nestlé’s Investment in Dreyer’s, — Nestlé’s and Dreyer’s Positions Regarding the Fairness of the Put Right, and  — Fairness Opinion Regarding the Purchase Price in the Notice of Put Right, which is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Negotiations
      (a), (b) and (c) Reference is made to the information set forth under Special Factors — Nestlé’s and Dreyer’s Positions Regarding the Fairness of the Put Right, and  — Fairness Opinion Regarding the Purchase Price in the Notice of Put Right, which is incorporated herein by reference.
Item 10. Source and Amount of Funds or Other Consideration
      (c) Reference is made to the information set forth under Source and Amount of Funds in the Notice of Put Right, which is incorporated herein by reference.
Item 12. The Solicitation or Recommendation
      (d) Reference is made to the information set forth under Certain Information Concerning Dreyer’s in the Notice of Put Right, which is incorporated herein by reference.
      (e) Reference is made to the information set forth under Special Factors  — Nestlé’s and Dreyer’s Positions Regarding the Fairness of the Put Right in the Notice of Put Right, which is incorporated herein by reference. Except as set forth therein, the filing persons are not aware of any officer, director or affiliate of Dreyer’s or any person listed on Schedule A (“Information Concerning the Executive Officers and Directors of Nestlé”) to the Notice of Put Right who has made a recommendation either in support of or against the exercise of the Put Right.
Item 14. Persons/ Assets Retained, Employed, Compensated or Used
      (a) Reference is made to the information set forth under Fees and Expenses; Persons Used in the Notice of Put Right, which is incorporated by reference.
      (b) Reference is made to the information set forth under Fees and Expenses; Persons Used in the Notice of Put Right, which is incorporated by reference.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dreyer’s Grand Ice Cream Holdings, Inc.

By:	/s/ Mark LeHocky

______________________________________ Name: Mark LeHocky
Title: Vice President and General Counsel
Dated: December 1, 2005

Index to Exhibits
(a)(1)(i) Notice of Put Right dated December 1, 2005.
(a)(1)(ii) Letter of Transmittal.(1)
(a)(1)(iii) Notice of Guaranteed Delivery.
(a)(1)(iv) Substitute W-9 Guidelines.(1)
(a)(1)(v) Summary Advertisement as published on December 1, 2005.
(a)(1)(vi) Press Release dated November 22, 2005.(1)
(c)(i) Opinion of Merrill Lynch & Co. dated November 3, 2005.(2)
(c)(ii) Presentation to the Board of Directors of Dreyer’s Grand Ice Cream Holdings, Inc. Regarding Fairness of the Put Price of Class A Shares by Merrill Lynch & Co. on November 3, 2005.(3)
(d)(i) Governance Agreement dated as of June 26, 2003 by and among Nestlé Holdings, Inc., Nestlé, S.A. and Dreyer’s Grand Ice Cream Holdings, Inc., and Amendment No. 1 thereto.(4)
(d)(ii) Restated Certificate of Incorporation of Dreyer’s Grand Ice Cream Holdings, Inc.(5)
(d)(iii) Amended and Restated Sublicense Agreement for Other Pillsbury Proprietary Information, dated as of September 1, 2002, by and between Nestlé USA — Prepared Foods Division, Inc. and Nestlé Ice Cream Company, LLC.(6)
(d)(iv) Amended and Restated Sublicense Agreement for Pillsbury Trademarks and Technology, dated as of September 1, 2002, by and among Société des Produits Nestlé S.A., Nestec Ltd. and Nestlé Ice Cream Company, LLC.(7)
(d)(v) Amended and Restated Other Nestlé USA Proprietary Information License Agreement, dated September 1, 2002, by and between Nestlé USA — Prepared Foods Division, Inc. and Nestlé Ice Cream Company, LLC.(8)
(d)(vi) Amended and Restated Trademark/ Technology License Agreement, dated September 1, 2002, by and among Nestlé S.A., Nestec Ltd., Société des Produits Nestlé S.A., and Nestlé Ice Cream Company, LLC.(9)
(d)(vii) Nestlé S.A. — Dreyer’s Grand Ice Cream Holdings, Inc. Bridge Loan Facility for up to USD 400 million dated June 11, 2003, as amended on October 22, 2003, March 23, 2004, June 26, 2004, December 6, 2004 and May 23, 2005 (which increased the amount of the facility to USD 700 million).(10)
(d)(viii) Demand Loan Facility dated May 24, 2004, by and between Nestlé Capital Corporation and Dreyer’s Grand Ice Cream Holdings, Inc. for up to USD 50 million, with Assignment by Nestlé S.A. to Nestlé Capital Corporation of a portion of its rights and obligations under the Bridge Loan Facility dated June 11, 2003, as amended.(11)

(1) Incorporated by reference to the identically numbered exhibits to Amendment Number Two to the Schedule TO filed by Dryer’s Grand Ice Cream Holdings, Inc. on November 22, 2005.
(2) Incorporated by reference to Appendix C of the Notice of Put Right which constitutes Exhibit (a)(1)(i) to this filing.
(3) Incorporated by reference to the identically numbered exhibit to Amendment Number One to the Schedule TO filed by Dreyer’s Grand Ice Cream Holding, Inc. on November 7, 2005.
(4) Incorporated by reference to Exhibit 4.1 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Current Report on Form 8-K filed on June 27, 2003 and Exhibit 4.2 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 27, 2003 filed on March 11, 2004.
(5) Incorporated by reference to Exhibit 3.1 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2003 filed on August 18, 2003.
(6) Incorporated by reference to Exhibit 10.6 to Amendment No. 4 to Form S-4 Registration Statement (File No. 333-101052) filed on February 14, 2003.

(7) Incorporated by reference to Exhibit 10.7 to Amendment No. 4 to Form S-4 Registration Statement (File No. 333-101052) filed on February 14, 2003.
(8) Incorporated by reference to Exhibit 10.8 to Amendment No. 4 to Form S-4 Registration Statement (File No. 333-101052) filed on February 14, 2003.
(9) Incorporated by reference to Exhibit 10.9 to Amendment No. 4 to Form S-4 Registration Statement (File No. 333-101052) filed on February 14, 2003.
(10) Incorporated by reference to Exhibit 10.29 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2003 filed on August 18, 2003; Exhibit 10.45 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2003 filed on November 17, 2003; Exhibit 10.46 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 27, 2004 filed on May 6, 2004; Exhibit 10.52 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 26, 2004 filed on August 5, 2004 and Exhibits 10.53 and 10.54 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 25, 2005 filed on August 4, 2005.
(11) Incorporated by reference to Exhibit 10.49 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 26, 2004 filed on August 5, 2004.